[LETTERHEAD OF WINSTON & STRAWN LLP]

August 6, 2014

BY EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Luxottica Group S.p.A.
Form 20-F for the fiscal year ended December 31, 2013
Filed April 29, 2014
File No. 001-10421

Dear Mr. Vaughn:

                On behalf of Luxottica Group S.p.A., an Italian corporation (the “Company”), we are responding to the Staff’s comment letter dated July 28, 2014 (the “Comment Letter”) with respect to Luxottica’s Annual Report on Form 20-F for the year ended December 31, 2013 (the “Form 20-F”).  We have set forth below in italics the comment in the Comment Letter followed by the Company’s response thereto.

Form 20-F for the fiscal year ended December 31, 2013

Non-IFRS Measures: Adjusted Measures, page 56

1.                                      We note throughout your discussion of your results of operations that you present adjusted measures that are considered non-IFRS measures. You state that the non-IFRS measures are all useful because they exclude the effects of non-recurring items. However, certain items which you eliminate in your non-IFRS measures and label as non-recurring have occurred more than once in recent years. For example, in 2013, you state that you eliminate non-recurring costs relating to various tax audits, but we see where you recorded similar charges in 2012. Please explain why you believe these adjustments are non-recurring in nature or revise similar presentations in future filings to refrain from characterizing these adjustments as “non-recurring.” Please refer to question 102.03 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretation, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company notes the Staff’s comment and respectfully informs the Staff that the Company has reconsidered the guidance in question 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation and will revise similar presentations of the adjustments that were made in connection with the tax audits to remove the references to “non-recurring” in future filings.

The Company will continue to evaluate its presentation of adjusted measures that are considered non-IFRS measures in future filings and will characterize the adjustments as “non-recurring” only if and when it is appropriate.

We hope that this letter is fully responsive to your comment.  If you have any questions, please call me at (212) 294-2639 or Michael A. Boxer, Executive Vice President and Group General Counsel of Luxottica Group S.p.A., at (516) 918-3003.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Michael A. Boxer
Luxottica Group S.p.A.